            U. S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                           FORM 12B-25

                Commission File Number 33-11396-A


                   NOTIFICATION OF LATE FILING


                          (CHECK ONE):

     [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form R10-QSB [ ] Form N-SAR


     For Period Ended: SEPTEMBER 30, 1997

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:................


     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT
     OR TYPE.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



     PART 1--REGISTRATION INFORMATION


     Full Name of Registrant:      LMR Land Company, Ltd.
     Former Name if Applicable:
     Address of Principal Executive
     Office (Street and Number):   One Belle Meade Place
                                   4400 Harding Road, Suite 500
     City, State and Zip Code:     Nashville, Tennessee 37205

     PART II--RULES 12B-25(B) AND (C)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable efforts or expense;

     [X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11K or Form N-SAR, or portion thereof will be filedon or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar date following the prescribed due date; and

     [ ](c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


     PART III--Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,20-F, 11-K,10-Q and Form10-QSB,N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Due to personal reasons the financial reporting manager could not accumulate the information necessary for the preparation of the Form 10-Q for the above named partnership by the filing date.


     PART IV--OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification
      (Name)                  (Area Code)    (Telephone Number)
      Mary Anne Collins          615       292-1040

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [X]Yes    [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                        [ ]Yes    [X]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            LMR Land Company, Ltd.
               (Name of Registrant as specified in charter)



     has caused this nofication to be signed on its behalf by the undersigned thereunto duly authorized.


                              By:  222 LMR, Ltd.
                                   General Partner


                                   By:    222 Partners, Inc.
                                      General Partner


     Date: November 17, 1997       By:/s/Michael A. Hartley
                                   Secretary/Treasurer